SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc. (Exact Name of Registrant as Specified in Charter)	**0001081915** (CIK Number)
Current Report on Form 8-K dated as of May 21, 2004 (Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)	**333-100663** (Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by First Tennessee Bank National Association

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

May 21, 2004

By: /s/ Wade Walker

Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
First Tennessee Bank National Association

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FHAMS04AA1cm - A1

FTN Financial Capital Markets

Balance	$270,425,000.00	Delay	24	WAC	5.270000000	WAM	358
Coupon	4.8750	Dated	05/01/2004	NET	4.875	WALA	2
Settle	05/27/2004	First Payment	06/25/2004				

Price	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-16	3.8558	3.9236	3.9536	3.9484	3.9076	3.7299	3.4390
101-17	3.8505	3.9165	3.9447	3.9374	3.8943	3.7116	3.4148
101-18	3.8452	3.9095	3.9357	3.9264	3.8811	3.6933	3.3906
101-19	3.8399	3.9024	3.9268	3.9154	3.8679	3.6751	3.3664
101-20	3.8346	3.8954	3.9179	3.9044	3.8546	3.6568	3.3422
101-21	3.8294	3.8884	3.9090	3.8934	3.8414	3.6386	3.3181
101-22	3.8241	3.8813	3.9001	3.8825	3.8282	3.6203	3.2939
101-23	3.8188	3.8743	3.8912	3.8715	3.8150	3.6021	3.2698
101-24	**3.8136**	**3.8673**	**3.8823**	**3.8606**	**3.8018**	**3.5839**	**3.2457**
101-25	3.8083	3.8603	3.8734	3.8496	3.7887	3.5657	3.2216
101-26	3.8030	3.8533	3.8645	3.8387	3.7755	3.5475	3.1976
101-27	3.7978	3.8463	3.8556	3.8278	3.7623	3.5294	3.1735
101-28	3.7925	3.8393	3.8467	3.8168	3.7492	3.5112	3.1495
101-29	3.7873	3.8323	3.8379	3.8059	3.7360	3.4931	3.1255
101-30	3.7820	3.8253	3.8290	3.7950	3.7229	3.4749	3.1015
101-31	3.7768	3.8183	3.8202	3.7841	3.7098	3.4568	3.0775
102-00	3.7715	3.8113	3.8113	3.7732	3.6967	3.4387	3.0535
Spread @ Center Price	**-22.7**	**23.6**	**67.7**	**101.1**	**122.8**	**146.3**	**147.0**
WAL	**7.70**	**5.47**	**4.14**	**3.25**	**2.63**	**1.83**	**1.35**
Mod Durn	**5.813**	**4.364**	**3.442**	**2.796**	**2.322**	**1.682**	**1.270**
Principal Window	**Jun04 - Mar34**	**Jun04 - Mar34**	**Jun04 - Mar34**	**Jun04 - Mar34**	**Jun04 - Mar34**	**Jun04 - Mar34**	**Jun04 - Jan34**
LIBOR_6MO	**1.325**	**1.325**	**1.325**	**1.325**	**1.325**	**1.325**	**1.325**

Yield Curve							
Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.9784	1.17279	2.18984	2.67054	3.53822	4.42809	5.22402